SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         Amendment No. 2


              American Resources of Delaware, Inc.
------------------------------------------------------------------
                        (Name of Issuer)


                Common Stock ($.00001 Par Value)
------------------------------------------------------------------
                 (Title of Class of Securities)

                          02926 U 30 8
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                           (CUSIP No.)

                         Leonard K. Nave
                          Rick G. Avare
                        160 Morgan Street
                      Versailles, KY  40383
                          (606)873-5455
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Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications

                         April 15, 1997
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     (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G to report the acquisition which is the subject of this
Statement and is filing this Statement because of Rule 13d-1 (b)(3)
or (4), check the following box:   (   )

Check the following box if a fee is being paid with this Statement:

CUSIP NO.                          13D
          02926 U 30 8
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    Leonard K. Nave, Trustee

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                      (b)    X
                                                          -------
------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------
4.  SOURCE OF FUNDS

                      00
------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                        ---------
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                          USA
------------------------------------------------------------------
    Number of                      7.  SOLE VOTING POWER

    Shares                                   None
                                   -------------------------------
    Beneficially                   8.  SHARED VOTING POWER

    Owned By                                993,623
                                   -------------------------------

    Each                           9.  SOLE DISPOSITIVE POWER

    Reporting                                 None
                                   -------------------------------

    Person                         10. SHARED DISPOSITIVE POWER

    With                                     993,623
------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Leonard K. Nave, Trustee, beneficially owns 993,623 shares of common stock of American Resources of Delaware, Inc.

------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       ----------
------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               13.14%
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14.  TYPE OF REPORTING PERSON
                                   IN
------------------------------------------------------------------

CUSIP NO.                          13D
         02926 U 30 8
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
     Southern Gas Holding Company, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          61-1200618
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                      (b)    X
                                                          -------
------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------
4.  SOURCE OF FUNDS

                         00
------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                         --------
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                         Kentucky
------------------------------------------------------------------
    Number of                      7.  SOLE VOTING POWER

    Shares                                   None
                                   -------------------------------

    Beneficially                   8.  SHARED VOTING POWER

    Owned By                                993,623
                                   -------------------------------

    Each                           9.  SOLE DISPOSITIVE POWER

    Reporting                                 None
                                   -------------------------------

    Person                         10. SHARED DISPOSITIVE POWER

    With                                    993,623
------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Southern Gas Holding Co. beneficially owns 993,623 shares of common stock of American Resources of Delaware, Inc.

------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                         --------
------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        13.14%
------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                  CO
------------------------------------------------------------------

CUSIP NO.                          13D
         02926 U 30 8
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    Leonard K. Nave
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                      (b)    X
                                                          -------
------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------
4.  SOURCE OF FUNDS

                        BK, PF, OO
------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                       ----------
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                          USA
------------------------------------------------------------------
    Number of                      7.  SOLE VOTING POWER

    Shares                                   275,639
                                   -------------------------------

    Beneficially                   8.  SHARED VOTING POWER

    Owned By                                1,141,105
                                   -------------------------------

    Each                           9.  SOLE DISPOSITIVE POWER

    Reporting                                 275,639
                                   -------------------------------

    Person                         10. SHARED DISPOSITIVE POWER

    With                                    1,141,105
------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Leonard K. Nave beneficially owns 1,416,744 shares of common stock of American Resources of Delaware, Inc.

------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       ----------
------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          18.08%
------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                IN
------------------------------------------------------------------

CUSIP NO.                          13D
           02926 U 30 8
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    Rick G. Avare
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                          -------
                                                      (b)    X
                                                          -------
------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------
4.  SOURCE OF FUNDS

                         BK,PF,OO,SC
------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                       ----------
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                             USA
------------------------------------------------------------------
    Number of                      7.  SOLE VOTING POWER

    Shares                                 758,532
                                   -------------------------------

    Beneficially                   8.  SHARED VOTING POWER

    Owned By                              1,439,721
                                   -------------------------------

    Each                           9.  SOLE DISPOSITIVE POWER

    Reporting                              758,532
                                   -------------------------------

    Person                         10. SHARED DISPOSITIVE POWER

    With                                  1,439,721
------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Rick G. Avare beneficially owns 2,198,253 shares of common stock of American Resources of Delaware, Inc.

------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       ----------
------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      24.85%
------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
                                       IN
------------------------------------------------------------------

ITEM 1. Security and Issuer.
        -------------------

     Not Amended.

ITEM 2. Identity and Background.
        -----------------------

     Not Amended.

ITEM 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     Item 3 is amended to add the following at the end thereof:
From April 9, 1997 through April 15, 1997, Prima Capital LLC purchased 150,000 shares of ARI Common Stock in market transactions for prices ranging from 2 1/4 to 2 9/32 per share for an aggregate purchase price, including commissions, of $347,871.
The purchases were paid for out of Prima Capital LLC's available cash funds.

ITEM 4. Purpose of Transaction.
        ----------------------

     Not Amended.

ITEM 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) At March 17, 1997, 7,562,283 shares of Common Stock were issued and outstanding. The reporting persons identified in ITEM 2 above, beneficially own the following shares of ARI Common Stock:

          Reporting Person              No. Shares     Percent
          ----------------              ----------     -------
          Southern Gas Holding          993,623        13.14%
          Leonard K. Nave, Trustee      993,623        13.14%
          Leonard K. Nave             1,416,744        18.08%
          Rick G. Avare               2,198,253        24.85%

     (b) The reporting persons have the following sole or shared power to vote shares of ARI Common Stock ("Voting Power") and the sole or shared power to dispose of shares of ARI Common Stock
("Investment Power"):


     Southern Gas Holding:
          Sole Voting Power             None
          Shared Voting Power           993,623 (1)
          Sole Investment Power         None
          Shared Investment Power       993,623 (1)

     Leonard K. Nave, Trustee:
          Sole Voting Power             None
          Shared Voting Power           993,623 (1)
          Sole Investment Power         None
          Shared Investment Power       993,623 (1)

     Leonard K. Nave
          Sole Voting Power             275,639 (2)
          Shared Voting Power         1,141,105 (3)
          Sole Investment Power         275,639 (2)
          Shared Investment Power     1,141,105 (3)

     Rick G. Avare:
          Sole Voting Power             758,532 (4)
          Shared Voting Power         1,439,721 (5)
          Sole Investment Power         758,532 (4)
          Shared Investment Power     1,439,532 (5)

     Footnotes:

          (1)  Shares owned of record by Southern Gas Holding.

          (2) Shares and options to purchase shares owned of record by Leonard K. Nave, individually.

          (3) 993,623 shares owned of record by Southern Gas Holding and 147,482 shares owned jointly by Leonard
               K. Nave, Douglas L. Hawthorne, Andrew J. Kacic, Donald A. Schellpfeffer and Rick G. Avare, all of whom are directors of ARI.

          (4) Shares, options and conversion rights owned of record by Rick G. Avare.

          (5) 993,623 shares owned of record by Southern Gas Holding, 297,482 shares owned of record by Prima Capital LLC, 1,134 shares owned of record by JJR Investments and 147,482 shares owned jointly by Rick G. Avare, Leonard K. Nave, Andrew J. Kacic, Douglas L. Hawthorne and Donald A. Schellpfeffer, all of whom are directors of ARI.

     Leonard K. Nave disclaims the beneficial ownership of 60% of the shares of ARI Common Stock owned of record by Southern Gas Holding and 80 % of the shares of ARI Common Stock owned jointly by Messrs. Nave, Hawthorne, Kacic, Schellpfeffer and Avare. Rick G. Avare disclaims the beneficial ownership of 47.5% of the shares of ARI Common Stock owned of record by Southern Gas Holding, 80% of the shares of ARI Common Stock owned of record by Prima Capital LLC and 80% of the shares of ARI Common Stock owned jointly by Messrs. Nave, Hawthorne, Kacic, Schellpferrer and Avare. The filing of this
Schedule 13D shall not be construed as an admission by either Leonard K. Nave or Rick G. Avare that such persons, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of such shares of ARI Common Stock.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          With Respect to Securities of the Issuer.
          ----------------------------------------

     Not Amended.

ITEM 7. Material to be Filed as Exhibits.
        --------------------------------

     Not Amended.

                    SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: April 23, 1997


                              s/Leonard K. Nave
                              -----------------------------
                              Leonard K. Nave, Individually


                              s/Leonard K. Nave
                              -----------------------------
                              Leonard K. Nave, Trustee


                              s/Rick G. Avare
                              -----------------------------
                              Rick G. Avare, Individually


                              Southern Gas Holding Company, Inc.


                              By: s/Leonard K. Nave
                                 ------------------------------
                                 Leonard K. Nave
                                 President